UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D. C. 20549 FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-11080
EMPRESAS ICA, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter) Avenida Patriotismo 201 Col. San Pedro de los Pinos, Piso 5 Del. Benito Juárez 03800, Mexico City, Mexico (5255) 5272 9991

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares

Ordinary Participation Certificates, or CPOs, each representing one Ordinary Share

American Depositary Shares, or ADSs, evidenced by American Depositary Receipts, each representing four CPOs

(Title of each class of securities covered by this Form) None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☒       Rule 12g-4(a)(1)

☐       Rule 12g-4(a)(2)

☒       Rule 12h-3(b)(1)(i)

☐       Rule 12h-3(b)(1)(ii)

☐       Rule 15d-6

☐       Rule 15d-22(b)

Approximate number of holders of record as of the certification or notice date: _72 holders of Ordinary Shares; 10 holders of CPOs; 49 holders of ADSs_

Pursuant to the requirements of the Securities Exchange Act of 1934, Empresas ICA, S.A.B. de C.V. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

March 27, 2017	By /s/ Pablo Garcia Aguilar	Chief Financial Officer
Date	Name	Title